Exhibit 99.24

CONSENT OF SLR CONSULTING (CANADA)

The undersigned hereby consents to the use of their reports titled "Technical Report on the Cote Gold Project, Ontario, Canada" with an effective date of June 30, 2022 and dated August 12, 2022, and "Technical Report on the Boto Feasibility Study, Senegal dated February 10, 2020, with an effective date of December 31, 2019", and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022, (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

SLR CONSULTING (CANADA) LTD.

/s/ "Deborah A. McCombe"
_________________________
By: Deborah A. McCombe, P.Geo.
SLR Consulting (Canada)

Dated: March 27, 2023